UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ANGIODYNAMICS, INC.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

03457V101

(CUSIP Number)

Linda B. Stern

23 I.U. Willets Road

Old Westbury, New York 11568

(516) 997-0468

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

(Copy to)

Scott M. Tayne, Esq.

Davies Ward Phillips & Vineberg LLP

625 Madison Ave, 12th Floor

New York, NY 10022

(212) 308-8866

December 20, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 03457V 10 1

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Estate of Howard S. Stern. EIN: 26-6028365
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York State
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,578,796
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,578,796
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,578,796
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
14.	TYPE OF REPORTING PERSON 00

CUSIP No. 03457V 10 1

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Linda B. Stern.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) 00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 891
	8.	SHARED VOTING POWER 1,578,796
	9.	SOLE DISPOSITIVE POWER 891
	10.	SHARED DISPOSITIVE POWER 1,578,796
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,579,687
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
14.	TYPE OF REPORTING PERSON IN

Introduction

This Amendment No. 2 to Schedule 13D amends the Schedule 13D (the “Statement”) filed by Linda B. Stern (“Linda Stern” or “Mrs. Stern”) and the Estate of Howard Stern (the “H. Stern Estate” and, with Linda Stern, the “Reporting Persons”) filed on January 23, 2006, as amended by Amendment No. 1 filed on May 31, 2006, relating to the acquisition of beneficial ownership of shares of common stock, par value $0.01 per share (the “AngioDynamics Common Stock”), of AngioDynamics, Inc. (“AngioDynamics”). Unless otherwise indicated, all capitalized terms used herein shall have the meanings set forth in the Statement and, unless amended hereby, all information previously filed remains in effect.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended by adding the following at the end thereof:

The exercises of the options and the sales of the shares of AngioDynamics Common Stock issuable thereunder, as described in Item 4 of the Statement, were effected by broker-assisted “cashless” exercises.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended by adding the following immediately before the last paragraph thereof:

On May 30, 2006, AngioDynamics completed a public offering of 2,760,000 shares of AngioDynamics Common Stock.

From July, 2006, through November, 2006, Linda Stern made sales of 74,000 shares of AngioDynamics Common Stock pursuant to a Rule 10b5-1 sales plan previously entered into with Goldman, Sachs. In addition, in May and June, 2006, Mrs. Stern exercised options for 3,124 AngioDynamics Common Shares and immediately sold such shares in broker-assisted “cashless” exercises. All of such sales were made in open market transactions on The Nasdaq Stock Market and were in accordance with Mrs. Stern’s previously disclosed intention to make sales to provide for living expenses and to diversify her investment portfolio.

On December 20, 2006, the H. Stern Estate distributed options to purchase 46,387 shares of AngioDynamics Common Stock to Mrs. Stern, and options to purchase 46,386 shares of AngioDynamics Common Stock to a QTIP trust established under the H. Stern Will (the “QTIP Trust”), as beneficiaries under the terms of the H. Stern Will. Mrs. Stern is a co-trustee and sole lifetime beneficiary of the QTIP Trust.

The options were exercised in full by Mrs. Stern and the QTIP Trust on December 20, 2006, for $4.35 per share (an aggregate 86,773 shares) and $13.10 per share (an aggregate of 6,000 shares) and the shares of AngioDynamics Common Stock acquired thereby sold on the same day in open market transactions on The Nasdaq Stock Market through broker-assisted “cashless” exercise procedures, as further set forth in Item 5(c) of the Statement.

Item 5.	Interest in Securities of the Issuer.

Items 5 (a) and (b) of the Statement are hereby deleted and replaced in their entirety by the following:

(a)

The H. Stern Estate has direct beneficial ownership of 1,578,796 shares of AngioDynamics Common Stock, which includes 6,000 shares subject to options that expire on December 28, 2006 (exercisable at $24.21 per share), which constitute 10.1% of the issued and outstanding shares of AngioDynamics Common Stock.

Linda Stern has direct beneficial ownership of 891 shares of AngioDynamics Common Stock that were held by her and Howard Stern as joint tenants with right of survivorship as of the date of his death. In addition, as executor of the H. Stern Estate, Mrs. Stern is deemed to share beneficial ownership of all of the shares of AngioDynamics Common Stock beneficially owned by the H. Stern Estate, for total beneficial ownership of 1,579,687 shares. Such shares represent 10.1% of the outstanding shares of AngioDynamics Common Stock.

The percentage beneficial ownership of Linda Stern and the H. Stern Estate set forth in this Item 5 is based on 15,623,743 shares of AngioDynamics Common Stock outstanding as of October 3, 2006.

(b)

Linda Stern has sole voting and dispositive rights with respect to the 891 shares of AngioDynamics Common Stock she owns directly. The H. Stern Estate and Mrs. Stern share voting and dispositive rights with respect to the 1,578,796 shares of AngioDynamics Common Stock owned directly by the H. Stern Estate.

Item 5(c) of the Statement is hereby amended by adding the following at the end thereof:

On December 20, 2006, the H. Stern Estate distributed options to purchase 46,387 shares of AngioDynamics Common Stock to Mrs. Stern, and options to purchase 46,386 shares of AngioDynamics Common Stock to the QTIP Trust, as beneficiaries under the H. Stern Will. These options were exercised on that same date for exercise prices of $4.35 per share (86,773 shares) and $13.10 per share (6,000 shares).

During the past 60 days, Linda Stern made the following sales of AngioDynamics Common Stock. All sales were effected in open market transactions in The Nasdaq Stock Market.

Date	No. of Shares	Price per Share
12/20/06	46,687	$21.1553
11/28/06	2,750	$21.5474
11/17/06	2,750	$21.15
11/13/06	2,750	$21.15
11/09/06	2,750	$20.1918
10/24/06	2,750	$22.9345

On December 20, 2006, the QTIP Trust sold 46,386 shares of AngioDynamics Common Stock in open market transactions in The Nasdaq Stock Market at $21.1553 per share. Linda Stern is a co-trustee and sole lifetime beneficiary of the QTIP trust and is deemed to have beneficially owned the shares of AngioDynamics Common Stock sold by the QTIP Trust.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information contained in this statement is true, complete and correct.

Dated: December 22, 2006.

ESTATE OF HOWARD S. STERN
By:	/s/ Linda B. Stern
Name: Linda B. Stern
Title: Executor
/s/ Linda B. Stern
Linda B. Stern